Exhibit 15

Press RELEASE | PRESSE INFO | Comunicado de imprensa |新 闻 稿 | プレスリリース | Comunicado de prensa | Communiqué de presse | Informacja prasowa

TRATON increases offer for common shares of Navistar to USD 43.00

Munich, September 10, 2020 – Today TRATON SE (“TRATON”), one of the world’s largest commercial vehicle manufacturers, increased its offer for all outstanding shares of common stock of Navistar International Corporation (“Navistar”) (NYSE: NAV) not already owned by TRATON to USD 43.00 per share in cash. The increased offer represents a 23% increase from the USD 35.00 per Navistar share that TRATON offered at the end of January. TRATON currently holds 16.8% of Navistar’s outstanding common shares.

“We continue to believe in the compelling strategic benefits that a complete merger of TRATON and Navistar would produce. This is why we are re-emphasizing our interest in the transaction in spite of the Covid-19 pandemic,” said Matthias Gründler, CEO TRATON SE.

TRATON expects that the independent members of Navistar’s Board of Directors will now review the increased offer. The offer remains subject to a satisfactory due-diligence process as well as negotiation and a common understanding as regards the merger agreement. This merger agreement, which has yet to be worked out, would be subject to final approval by the boards of TRATON and Volkswagen AG, and by the Board of Directors of Navistar and the company’s stockholders.

Contact:

Julia Kroeber-Riel

Head of Group Communications & Governmental Relations

T +49-152-588 70 900

julia.kroeber-riel@traton.com

Matthias Karpstein

Business Media Relations

T +49-172-360 30 71

matthias.karpstein@traton.com

Page 1 of 2

TRATON SE
Dachauer Str. 641

80995 München, Deutschland

www.traton.com

TRATON SE is a subsidiary of Volkswagen AG and a leading commercial vehicle manufacturer worldwide with its brands MAN, Scania, Volkswagen Caminhões e Ônibus, and RIO. In 2019, TRATON GROUP’s brands sold around 242,000 vehicles in total. Its offering comprises light-duty commercial vehicles, trucks, and buses at 29 production and assembly sites in 17 countries. The Company had a workforce of around 82,700 employees worldwide across its commercial vehicle brands as of Tuesday, December 31, 2019. The Group seeks to transform the transportation system through its products, its services, and as a partner for its customers.

Page 2 of 2